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Via EDGAR Daniel L. Gordon Senior Assistant Chief Accountant Office of Real Estate and Commodities U.S. Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549-3628	MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE SYDNEY TOKYO TORONTO

Re:                        Quality Care Properties, Inc.
Amendment No. 2 to Form 10-12B
Filed September 1, 2016
File No. 001-37805

Dear Mr. Gordon:

On behalf of Quality Care Properties, Inc. (the “Company” or “QCP”), set forth below are responses to the comments from the Staff (the “Staff”) of the United States (“U.S.”) Securities and Exchange Commission (the “Commission”) received by letter, dated September 22, 2016 (the “Comment Letter”), relating to the Company’s registration statement on Form 10 (File No. 001-37805) that was filed on September 1, 2016 (the “Registration Statement”), including as Exhibit 99.1 an Information Statement (the “Information Statement”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Information Statement.

Form 10

General

1.                                    We continue to monitor for your revisions in response to comments 9, 10, 13 and 14 of our letter dated July 12, 2016.

Response:   The Company respectfully advises the Staff that it intends to provide revisions in response to comments 9, 10, 13 and 14 in its next amendment to the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 79

Change in Accounting Principle, page 80

Daniel L. Gordon

U.S. Securities and Exchange Commission

September 26, 2016

2.                                    We note your response to our prior comment 2. Please tell us how you considered the actual outcome of lease renewals in your conclusion that the lease term was shorter than originally determined when applying hindsight as a result of your election of a permitted practical expedient upon the adoption of ASC 842. Cite all relevant accounting literature within your response.

Response: The Company respectfully advises the Staff that, when adopting the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 842, Leases (“ASC 842”) and applying ASC 842-10-65-1(g) (“hindsight”), the Company noted that neither ASC 842 nor the ASC Master Glossary define hindsight and there is no explicit guidance on how to apply the concept of hindsight. The Company considered the FASB’s basis for conclusion paragraph 394 to Accounting Standards Update 2016-02, which provides insight as follows (emphasis added):

In deciding to provide the practical expedient in paragraph BC392(b), the Board considered that a similar practical expedient related to the use of hindsight in determining the transaction price (that is, estimating variable consideration) was provided in the transition requirements in Topic 606. Similar to the rationale for that expedient, the Board decided that reflecting expectations that an entity knows at the time of reporting are incorrect does not provide useful information to users. In the context of this practical expedient, the Board considered that it would generally not provide useful information to recognize a lease liability on the basis of a lease term that assumes the entity is reasonably certain to exercise an option to extend the lease when at the time of reporting the entity knows that it did not exercise that option.

The Company believes the FASB’s basis for conclusion set forth above, “reflecting expectations that an entity knows at the time of reporting are incorrect does not provide useful information to users,” supports that when applying hindsight, an entity should consider facts and circumstances that are known to have occurred to reflect correct expectations including whether renewal options are reasonably certain of being exercised.

With respect to considering the actual outcome of lease renewals in the Company’s fact pattern, no renewal periods have yet been reached under the Master Lease and Security Agreement (the “Master Lease”) with HCR Manor Care (“HCRMC”). However, with respect to evaluating whether remaining future renewal options are reasonably certain of being exercised based on current known and available information, the Company considered the deteriorating operating performance of HCRMC as well as numerous other factors including contract, asset, entity and market-based factors as further discussed in the Company’s response to comment 3 below.

The Company respectfully advises the Staff that when adopting ASC 842, it engaged a Big4 accounting firm as its accounting advisor with the knowledge of QCP’s independent registered public accounting firm, Deloitte & Touche LLP (the Company’s “external auditor”). The Company has worked closely with its external auditor and accounting advisor in its evaluation of the adoption of ASU 2016-02 including the application of hindsight.

The Company’s external auditor consulted its National Office practice who agreed with the conclusion that, when applying hindsight, it is appropriate to consider currently known facts and circumstances that have occurred in determining whether it is reasonably certain that remaining renewal options may (or may not) be exercised.

Daniel L. Gordon

U.S. Securities and Exchange Commission

September 26, 2016

3.                                    Notwithstanding the above, we also note the company believed the lease should be classified as an operating lease at inception because of HCRMC’s more recent historical and projected operating results decline. Please tell us what other factors you considered when evaluating whether HCRMC was not reasonably certain to exercise an option to renew the lease including contract, asset, entity and market based factors. Cite all relevant accounting literature within your response.

Response: The Company respectfully advises the Staff that, as noted in its response to comment 2 in the QCP response letter dated September 1, 2016, when evaluating the likelihood of whether HCRMC will exercise its renewal options under the Master Lease, strong consideration was given to the deteriorating operating performance of HCRMC between 2011 and 2016. The decline in HCRMC’s operating performance was significant and accordingly, the Company was no longer able to conclude that it was reasonably certain the renewal options would be exercised. Consideration was also given to numerous other factors including contract, asset, entity and market-based factors.

More specifically, significant consideration was given to the level of concentration that the assets leased under the Master Lease represent to HCRMC’s total business. As these assets generate over 80% of HCRMC’s total business operating margin1, the Company considered whether such concentration effectively incentivizes HCRMC to exercise the renewal options in order to continue operating its business. However, as noted in the Company’s response to the Staff dated September 1, 2016, HCRMC’s post-acute/skilled nursing business has been, and continues to be, unprofitable, which resulted in losses after rent payments and recurring capital expenditure required under the Master Lease for 2015 and the six months ended June 30, 2016 of $92 million and $46 million, respectively. In contrast, HCRMC’s hospice and home health services business and other income, which is a separate line of business than the post-acute/skilled nursing business line generated profits for 2015 and the six months ended June 30, 2016 of $96 million and $54 million, respectively, that were used to subsidize the unprofitable post-acute/skilled nursing business. Excluding its post-acute/skilled nursing business subject to the Master Lease, HCRMC would be a profitable company given its hospice and home health services business. Under the terms of the Master Lease, HCRMC is required to make recurring leasehold improvements to the leased properties in order to maintain the condition of the property. These improvements do not generate new income streams and HCRMC is currently not investing in revenue generating leasehold improvements that would provide an incentive to renew the Master Lease.

With respect to contract-based factors, the contractual rent payments due under the Master Lease are subject to 3% annual rent increases and the Master Lease does not contain any fair value rent resets. At renewal, the rent will be equal to the previous year’s rent plus the 3% annual rent increase and will continue to increase by 3% annually during the renewal period. These contractual terms, in conjunction with the decline in HCRMC’s post-acute/skilled nursing business’ operating performance over time have driven rent payments in excess of such performance in this sector. Furthermore, due to the terms of the Master Lease, HCRMC is unable to selectively renew individually profitable assets. Additionally, the assets are grouped into four pools that have staggered lease terms, each one year apart, that allow for an orderly transition of assets in the event HCRMC does not exercise its option to renew.

1 Represents revenues less operating expenses.

Daniel L. Gordon

U.S. Securities and Exchange Commission

September 26, 2016

With respect to market-based factors, HCRMC continues to be adversely impacted by a challenging operating environment in the post-acute/skilled nursing sector, which puts downward pressure on revenues and operating income. Ongoing trends include a shift away from a traditional fee-for-service model towards new managed care models, including Medicare Advantage, Accountable Care Organizations (ACOs) and bundled care plans, which has reduced reimbursement rates, average length of stay and average daily census, particularly for higher acuity patients. In addition, the industry is experiencing labor cost pressure due to nurse shortages, minimum wage increases and a more competitive labor market due to trends toward lower unemployment. Furthermore, the post-acute/skilled nursing sector is being impacted by increased competition from alternative healthcare services, such as home health agencies, life care at home, community-based service programs, senior housing, retirement communities and convalescent centers, which may result in HCRMC losing future business to competitors. As a result, HCRMC’s performance declined in 2016. HCRMC reported normalized EBITDAR of $263 million for the six months ended June 30, 2016, which is $41 million below the six months ended June 30, 2015 and consistent with QCP’s current expectations. The Company expects that the headwinds will continue to result in deterioration of HCRMC’s performance.

The Company has various alternatives available in managing the HCRMC lease, one of which may be to restructure the existing Master Lease. A restructure of the Master Lease may include, but is not limited to, one or more of the following modifications: (i) a rent concession or deferment, (ii) a change in the initial term of the lease, (iii) a change in the renewal terms, (iv) a requirement to dispose of certain assets, or (v) a termination of the lease related to certain assets. In the event that the Company enters into a lease modification, under ASC 842, the Company would be required to reassess the lease classification of the Master Lease as of the modification date using facts and circumstances known at that time. If HCRMC were to default on the Master Lease, the Company could readily transition the assets to other operators.

Each of the above factors contributed to the Company’s conclusion that it is not reasonably certain HCRMC will exercise the renewal options under the Master Lease.

Legal Proceedings, page 121

4.                                    Please update this discussion to disclose the relief sought in the legal proceedings referenced. See Item 103 of Regulation S-K.

Response: The Company respectfully advises the Staff that it will disclose the relief sought in the legal proceedings in its next amendment to the Registration Statement.

In accordance with your request, the Company acknowledges the following:

•                 the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                 Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                 the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Daniel L. Gordon

U.S. Securities and Exchange Commission

September 26, 2016

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me at (212) 735-2439.

Sincerely,

/s/ Laura Kaufmann Belkhayat
Laura Kaufmann Belkhayat

cc:                              Kim McManus, Senior Counsel

U.S. Securities and Exchange Commission

Troy E. McHenry, Esq., Executive Vice President and General Counsel

HCP, Inc.

Mark Ordan, Chief Executive Officer

Quality Care Properties, Inc.

Joseph A. Coco, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP